FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, informing on the decision adopted by the Extraordinary Shareholders Meeting held on March 26th, 2009, in order to increase the capital through the partial capitalization of the net income obtained during the fiscal year ending December 31st, 2008. In addition, we inform on the decision of the Central Bank of Chile regarding the capitalization agreed upon at the Bank’s Extraordinary Shareholder meeting held on March 26th, 2009 and, finally, the authorization given by the Extraordinary Shareholders Meeting to the Board of Directors in order to establish the date of issuance and distribution of the fully paid-in shares.

Santiago, April 1st, 2009

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

Mr. Superintendent:

I hereby inform you that in the Extraordinary Shareholders Meeting held on March 26th, 2009, it was resolved that 30% of the net income obtained during the fiscal year ending the 31st of December, 2008, was to be capitalized through the issuance of fully paid-in shares, of no par value, with a value of $31.26 per share which will be distributed between the shareholders in the proportion of 0.032325 fully paid-in shares for each share held by shareholders at the date prescribed by law. The before mentioned value has been established in accordance to the average weighed price registered by the Banco de Chile share in the Bolsa de Comercio de Santiago, during the 30 days previous to the Board of Directors meeting held on January 30th, 2009, deducting the amount of the revenue per share accumulated as of December 31st, 2008.

For its part, the Central Bank of Chile pursuant to article 31 of Law N° 19,396 of July 29th, 1995, which regulates the treatment of the subordinated debt, informed Banco de Chile on march 30th, 2009 that, in the Extraordinary Session, No, 1469E, that took place on March 26th of this year, the Council of the Central Bank of Chile resolved to request that the total corresponding surplus from the fiscal year ended on the 31st of December 2008, including the proportional part of the agreed upon capitalization profits, be paid in cash.

In compliance with the corresponding legal formalities and requirements, the capital of Banco de Chile will be increased in the amount of $ 52,260,575,508 through the issuance of 1,671,803,439 fully paid-in shares, of no par value, payable at the expense of the 2008 net income that was not distributed as a dividend, as agreed upon at the Ordinary Shareholders Meeting of the Bank held on March 26, 2009. Considering that the shares of Banco de Chile are comprised of 72,436,034,844 ordinary shares and 8,443,861,140 ordinary shares of the Series “Banco de Chile-S”, out from the total of 1,671,803,439 fully paid-in shares, of no par value, which will be issued as a consequence of the capitalization mentioned above, 1,398,855,628 shares will be ordinary and 272,947,811 will be ordinary shares of the Series “Banco de Chile-S”, corresponding the first ones to shareholders of ordinary shares and the second ones to shareholders of ordinary shares of the series “Banco de Chile-S”.

Finally, the Extraordinary Shareholders meeting authorized the Board of Directors to establish the date of issuance and distribution of the fully paid-in shares which will be issued with charge to the capitalization of net income, once the amendment of the Banco de Chile by-laws is approved by the Superintendency of Banks and Financial Institutions and the new shares are duly registered in the Register of Securities of that Superintendency. Thus, on time, we will proceed with the publication ordered by article 104 of the Reglamento de Sociedades Anónimas where the date of register for shareholders entitled to the new shares will be informed, as well as the respective distribution date.

Sincerely,

Fernando Cañas Berkowitz
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2009

Banco de Chile

/s/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz Acting General Manager and CEO